May 2, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Rubicon Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 17, 2023

File No. 333-269646

Ladies and Gentlemen:

On behalf of our client, Rubicon Technologies, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 26, 2023, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on April 17, 2023.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (the “Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Form S-1

Risks Related to Ownership of Our Securities

The issuances of additional shares of Class A Common Stock under certain of our contracts and arrangements may result in dilution…, page 34

1.	Please update this risk factor to illustrate the potential dilution to shareholders using the most recent price of your Class A common stock, where applicable.

Response: The Company acknowledges the Staff’s comment and has revised pages 34 to 36 of Amendment No. 2 to address the Staff’s comment.

General

2.	In response to prior comment 2, you provide the requested disclosure "[a]ssuming a closing price of $1.03 (the 'Market Price'), which represents the lowest daily VWAP of the Class A Common Stock for the three consecutive trading days prior, and a purchase price of $1.00, which represents 97% of the most recent Market Price." Please use the most recent price of your Class A common stock. In addition, please provide this disclosure in the description of the SEPA on page 109.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, page (v), and page 110 of Amendment No. 2 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Philip Rodoni, Chief Executive Officer, Rubicon Technologies, Inc.